SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 001-36458

Neovasc Inc.

(Translation of registrant’s name into English)

Suite 5138 – 13562 Maycrest Way

Richmond, British Columbia, Canada, V6V 2J7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒   Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated September 12, 2018 — Neovasc Announces Amendments to Outstanding Convertible Notes
2	Material Change Report, dated September 12, 2018
3	Material Contract — Waiver Agreement
4	Material Contract — Form of Lockup and Leak-Out Agreement

Document 2 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

DOCUMENT 1

NEWS RELEASE

NASDAQ, TSX: NVCN

Neovasc Announces Amendments to Outstanding Convertible Notes, including 1-Year Extension of Note Maturity Date

VANCOUVER, BC — September 12, 2018 — Neovasc Inc. (“Neovasc” or the “Company”) (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that the holders (“Holders”) of its senior secured convertible notes (the “Notes”) have agreed to amend certain terms of the Notes and other concessions, including a one-year extension of the maturity of the Notes from May 17, 2019 until May 17, 2020.

“We have negotiated with the debt note-holders and, though we have little to no leverage, convinced them to give us some concessions, for which we are grateful. Most importantly, the extension of the expiration date for the convertible debt by one year will provide the Company with greater flexibility for repayment of the debt, and while no predictions can be made as to conversions, this extension may ease the pressure on the conversions,” commented Mr. Colen.

The Company has entered into a Waiver Agreement applicable to the Holders of all of the Notes, pursuant to which (1) the maturity date of the Notes is extended by one year from May 17, 2019 until May 17, 2020, (2) the Company’s permitted quarterly Cash Burn (as defined in the Notes) is increased for certain future periods, (3) certain asset allowances applicable to the Company’s subsidiaries are increased, and (4) issuances of the Company’s common shares (the “Common Shares”) that would qualify as Excluded Securities (as defined in the Notes) and not a Dilutive Issuance (as defined in the Notes) but for the fact that such issuances exceed 10% of the issued and outstanding Common Shares, will not be considered a Dilutive Issuance, provided that such Common Shares do not exceed 15% of the issued and outstanding Common Shares.

Concurrent with the Waiver Agreement, the Company entered into Lockup and Leak-Out Agreements applicable to the Holders of all of the Notes pursuant to which the Holders have agreed (1) not to sell Common Shares during the 5 consecutive trading days preceding and 15 consecutive trading days following execution of the Company’s planned reverse stock split (the “Lockup”), which was announced earlier today and (2) that on any trading day from the expiration of the Lockup until November 30, 2018, they will not sell Common Shares in an amount exceeding 15% of the daily average composite trading volume of the Common Shares on such trading day (the “Leak-Out”). Both the Lockup and the Leak-Out are subject to an exception allowing Holders to sell Common Shares of the Company if such sales occur at a price equal to or in excess of the lower of (a) 150% of the Alternate Conversion Price (as defined in the Notes) and (b) US$0.0365 (or US$3.65 following the reverse stock split).

To review the full terms of the Waiver Agreement and the Lockup and Leak-Out Agreement, see the forms of Waiver Agreement and Lockup and Leak-Out Agreement filed by the Company on SEDAR at www.sedar.com and furnished to the SEC on under Form 6-K at www.sec.gov. For details concerning the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and furnished to the SEC at www.sec.gov.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the “Reducer”), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ (the “Tiara”), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company’s plans and expectations concerning future exercises and conversions of the Warrants and Notes and the resulting dilution, completing a reverse stock split, and the growing cardiovascular marketplace.

Words and phrases such as “plan”, “future”, “continue”, “intend”, “could”, “would”, “can” and “will”, and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company’s ability to continue as a going concern; risks relating to the warrants (the “Warrants”) and senior secured convertible notes (the “Notes”) issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the “2017 Financings”), resulting in significant dilution to the Company’s shareholders; risks relating to the Company’s need for significant additional future capital and the Company’s ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of Common Shares; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company’s common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company’s business operations and share price; risks relating to the Company’s significant indebtedness, and its effect on the Company’s financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company’s resources and result in the payment of significant damages and other remedies; the Company’s ability to establish, maintain and defend intellectual property rights in the Company’s products; risks relating to results from clinical trials of the Company’s products, which may be unfavorable or perceived as unfavorable; the Company’s history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company’s products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company’s competitors may develop more effective or more affordable products; risks relating to the Company’s ability to achieve or maintain expected levels of market acceptance for the Company’s products, as well as the Company’s ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company’s ability to convince public payors and hospitals to include the Company’s products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company’s products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company’s products; health and safety risks associated with the Company’s products and industry; risks associated with the Company’s manufacturing operations, including the regulation of the Company’s manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company’s products; risks relating to the manufacturing capacity of third-party manufacturers for the Company’s products, including risks of supply interruptions impacting the Company’s ability to manufacture its own products; risks relating to the Company’s dependence on limited products for substantially all of the Company’s current revenues; risks relating to the Company’s exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company’s employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company’s dependence upon key personnel to achieve its business objectives; the Company’s ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company’s management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company’s ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company’s ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company’s constating documents which could discourage a third party from making a takeover bid beneficial to the Company’s shareholders; and risks relating to conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the “Risk Factors” section of the Company’s Annual Report on Form 20-F and in Management’s Discussion and Analysis for the quarter ended June 30, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

CONTACT

Chris Clark, Chief Financial Officer

Neovasc Inc.

604 248-4138

cclark@neovasc.com

Jeremy Feffer

LifeSci Advisors, LLC

212-915-2568

jeremy@lifesciadvisors.com

DOCUMENT 2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Reporting Issuer

Neovasc Inc. (the “Company” or “Neovasc”)
Suite 5138 — 13562 Maycrest Way
Richmond, BC V6V 2J7

Item 2	Date of Material Change

September 11, 2018

Item 3	News Release

News releases were disseminated on September 11, 2018 and September 12, 2018, through PRNewswire and subsequently filed on SEDAR.

Item 4	Summary of Material Changes

Neovasc Inc. announced that (1) it received the decision of the Nasdaq Hearings Panel (the “Panel”) to grant it an extension until October 15, 2018 in order to regain compliance with the US$1.00 minimum bid price requirement, (2) the Company plans to execute the reverse stock split (share consolidation) approved at its Annual General and Special Meeting of Shareholders on June 4, 2018, and (3) the holders (“Holders”) of its senior secured convertible notes (the “Notes”) have agreed to amend certain terms of the Notes and other concessions, including a one-year extension of the maturity of the Notes from May 17, 2019 until May 17, 2020.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Nasdaq Extension

The Nasdaq Stock Market LLC (“Nasdaq”) held an oral hearing on August 30, 2018, at which the Panel considered Neovasc’s appeal of the Nasdaq Listing Qualifications Staff (the “Staff”) decision to delist the Company’s common shares (the “Common Shares”) from the Nasdaq Capital Market for non-compliance with the US$1.00 minimum bid price requirement. In its decision dated September 10, 2018, the Panel agreed to provide Neovasc with a short-term extension until October 15, 2018 to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Common Shares on the Nasdaq Capital Market must be at least US$1.00 for 10 consecutive business days. The Company intends to execute a reverse stock split on the basis of 1 post-consolidation Common Share for 100 pre-consolidation Common Shares in order to regain compliance with the minimum bid price requirement before October 15, 2018 and avoid delisting. The Panel’s decision will stay any delisting or suspension action on the basis of the minimum bid price deficiency until October 15, 2018.

Reverse Stock Split

Subject to approval by the Toronto Stock Exchange (the “TSX”), the board of directors of the Company has set the effective date for the reverse stock split as September 21, 2018. Trading of the Common Shares on a post-consolidation basis on the TSX and Nasdaq is expected to commence on or about the opening of trading on the effective date. The registered holders of Common Shares will be sent a letter of transmittal by the Company’s transfer agent, Computershare Investor Services Inc., providing instructions for the exchange of their certificates as soon as practicable following the effectiveness of the reverse stock split. Non-registered shareholders holding Common Shares through an intermediary (such as a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the reverse stock split. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The reverse stock split will reduce the number of Common Shares currently issued and outstanding from approximately, 1,896,512,271 Common Shares to approximately 18,965,123 Common Shares. No fractional Common Shares will be issued in connection with the reverse stock split. In the event that a shareholder would otherwise be entitled to a fractional Common Share hereunder, the number of Common Shares issued to such shareholder shall be rounded up to the next greater whole number of Common Shares, if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5.

The reverse stock split will affect shareholders uniformly, including holders of outstanding incentive stock options, warrants and other securities convertible into or exercisable for Common Shares. The exercise/conversion prices, number and exchange basis of such securities on the effective date will be adjusted proportionately to reflect the reverse stock split, subject to the Event Price Provisions described below.

Delisting or suspension from the Nasdaq Capital Market will trigger an event of default under the Notes, which are secured by substantially all of the Company’s assets, and which could force the Company into bankruptcy protection. In recognition of the vital importance of Neovasc remaining listed on the Nasdaq Capital Market to its stakeholders, management and the Board of Directors have elected to proceed with executing a reverse stock split despite certain provisions (“Event Price Provisions”) in the remaining warrants (the “Warrants”) and Notes, that on the sixteenth trading day following a reverse stock split, reduce the exercise price or conversion price, as applicable, then in effect to the average VWAP of the five trading days with the lowest VWAP of the Common Shares in the preceding fifteen trading days in the case of the Notes and twenty trading days in the case of the Warrants. As a result, the exercise and conversion prices

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of the 34,628,148 Series A warrants, 22,431,506 Series E warrants, as well as 1,322,192 Series A warrants and Series B warrants that could be issued upon exercise of the outstanding Series C Warrants, and US$26,442,500 principal amount of Notes that remain outstanding will be adjusted following the reverse stock split in accordance with the Event Price Provisions.

For a description of the risks associated with the Warrants and Notes, the amount of such securities exercised and converted to date, the dilution to date and potential dilution in the future due to such exercises or conversions, see the Company’s Annual Report on Form 20-F and Management’s Discussion and Analysis for the quarter ended June 30, 2018, copies of which are available on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission at www.sec.gov.

The Company is also listed on the TSX and the Company’s noncompliance with the Nasdaq minimum bid price requirement does not affect the Company’s compliance status with the TSX.

Waiver Agreement

The Company entered into a waiver agreement (the “Waiver Agreement”) applicable to the Holders of all of the Notes, pursuant to which (1) the maturity date of the Notes is extended by one year from May 17, 2019 until May 17, 2020, (2) the Company’s permitted quarterly Cash Burn (as defined in the Notes) is increased for certain future periods, (3) certain asset allowances applicable to the Company’s subsidiaries are increased, and (4) issuances of Common Shares that would qualify as Excluded Securities (as defined in the Notes) and not a Dilutive Issuance (as defined in the Notes) but for the fact that such issuances exceed 10% of the issued and outstanding Common Shares, will not be considered a Dilutive Issuance, provided that such Common Shares do not exceed 15% of the issued and outstanding Common Shares.

Concurrent with the Waiver Agreement, the Company entered into Lockup and Leak-Out Agreements applicable to the Holders of all of the Notes pursuant to which the Holders have agreed (1) not to sell Common Shares during the 5 consecutive trading days preceding and 15 consecutive trading days following execution of the Company’s planned reverse stock split (the “Lockup”), which was announced on September 11, 2018 and (2) that on any trading day from the expiration of the Lockup until November 30, 2018, they will not sell Common Shares in an amount exceeding 15% of the daily average composite trading volume of the Common Shares on such trading day (the “Leak-Out”). Both the Lockup and the Leak-Out are subject to an exception allowing Holders to sell Common Shares of the Company if such sales occur at a price equal to or in excess of the lower of (a) 150% of the Alternate Conversion Price (as defined in the Notes) and (b) US$0.0365 (or US$3.65 following the reverse stock split).

To review the full terms of the Waiver Agreement and the Lockup and Leak-Out Agreement, see the forms of Waiver Agreement and Lockup and Leak-Out Agreement filed by the Company on SEDAR at www.sedar.com and furnished to the SEC on under Form 6-K at www.sec.gov. For details concerning the terms of

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the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and furnished to the SEC at www.sec.gov.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Chris Clark, Chief Financial Officer at 604-270-4344

Item 9	Date of Report

September 12, 2018

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DOCUMENT 3

WAIVER AGREEMENT

This Waiver Agreement (the “Agreement”) is entered into as of the 11th day of September, 2018, by and among Neovasc Inc., a corporation incorporated and domiciled under the federal laws of Canada, having its principal office at Suite 5138—13566 Maycrest Way, Richmond, British Columbia, Canada, V6V 2J7 (the “Company”) and the investor signatory hereto (the “Holder”), with reference to the following facts:

A.                                    Prior to the date hereof, pursuant to that Securities Purchase Agreement, dated as of November 9, 2017, by and among the Company, the Holder and each of the investors listed on the Schedule of Buyers (individually, a “Buyer” and collectively the “Buyers”) listed thereto (the “Securities Purchase Agreement”), the Company issued to each of the Buyers, including the Holder, among other things, certain senior secured convertible notes, each convertible into shares of Common Shares (as defined in the Securities Purchase Agreement), in accordance with the terms thereof (the “Notes”).

B.                                    Pursuant to Section 17 of the Notes, the terms of the Notes may be changed, waived, or amended with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement).

C.                                    The Company and the Holder desire to waive certain terms of all outstanding Notes on the basis and subject to the terms and conditions set forth in this Agreement.

D.                                    Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Securities Purchase Agreement and the Notes.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1.                                      Waivers.  On the date hereof, pursuant to Section 17 of the Notes, the Holder, constituting the Required Holders, hereby effects the following waivers of the Notes (the “Waivers”):

(a)                                 waives, in part, the required maximum Cash Burn (as defined in the Notes) pursuant to Section 14(t) thereof, provided that at any time the Company’s Unrestricted Cash is less than $20,000,000, the Company shall at all times maintain a Cash Burn that is less than or equal to (i) as of the last day of the first fiscal quarter ending after the Closing Date, $2,625,000, (ii) as of the last day of the next two fiscal quarters, $5,250,000, (iii) on the last day of each of the fourth, fifth and sixth fiscal quarters ending after the Closing Date, $6,000,000 and (iv) on the last day of each month thereafter, $2,000,000;

(b)                                 waives, in part, the $50,000 maximum total asset restriction pursuant to Section 14(v)(iii) thereof, provided that $100,000 is used in the alternate;

(c)                                  waives, in part, any Dilutive Issuance, pursuant to Section 7(a), arising from any issuances of Common Shares that would qualify as Excluded Securities pursuant to Section 32(u)(i) but for the fact that such issuances exceed 10% of the Common Shares issued and outstanding, provided that all such issuances of Common Shares do not, in the aggregate, exceed 15% of the Common Shares issued and outstanding at any time;

(d)                                 waives the requirement that the Maturity Date occurs on May 17, 2019 pursuant to Section 32(bb), provided that May 17, 2020 is used in the alternate, which the parties acknowledge and agree shall hereafter be treated as the Maturity Date for all purposes under the Notes and the other Transaction Documents; and

(e)                                  waives, in part, the $25,000 asset threshold for the definition of “New Subsidiary,” pursuant to Section 32(cc), provided that $100,000 is used in the alternate.

2.                                      Additional Covenant of Holder. The Holder covenants and agrees that, concurrently with the execution and delivery of this Agreement, it will enter into a Lockup and Leak-Out Agreement between the Holder and the Company substantially in the form attached hereto as Annex A.

3.                                      Amendments.

(a)                                 Ratifications.  Except as otherwise expressly provided herein, the Securities Purchase Agreement and each other Transaction Document, is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that on and after the date hereof: (i) all references in the Securities Purchase Agreement to “this Agreement”, “hereto”, “hereof”, “hereunder” or words of like import referring to the Securities Purchase Agreement shall mean the Securities Purchase Agreement, including any changes resulting from the waivers set forth in this Agreement.

(b)                                 Amendments to Transaction Documents.  Effective as of the date hereof, the Securities Purchase Agreement and each of the Transaction Documents are hereby amended so that the defined term “Transaction Documents” shall be amended to include this Agreement.

4.                                      Representations and Warranties.

(a)                                 Holder Bring Down.  The Holder hereby represents and warrants to the Company with respect to itself only as set forth in Section 2 of the Securities Purchase Agreement (as amended hereby) as to this Agreement as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Agreement.  Such representations and warranties to the transactions thereunder are hereby deemed for purposes of this Agreement to be references to the transactions hereunder.

(b)                                 Company Bring Down.  Except as set forth on Schedule 3(b) attached hereto, the Company represents and warrants to the Holder as set forth in Section 3 of the Securities Purchase Agreement (as amended hereby) as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Agreement.  Such representations and warranties to the transactions thereunder are hereby deemed for purposes of this Agreement to be references to the transactions hereunder, references therein to “Closing Date” being deemed references to the date

2

hereof, and references to “the date hereof” being deemed references to the date of this Agreement.

(c)                                  Other Notes.  The Company represents and warrants to the Holder that the Note registered in the register of holders of Notes maintained by the Company in the name of the Holder constitutes a majority of the outstanding principal amount of Notes as of the date hereof.

5.                                      Disclosure.  The Company shall, on or before 8:30 a.m., New York City time, on the first business day after the date of this Agreement, file a Current Report on Form 6-K with the SEC disclosing all material terms of the transactions contemplated hereby as well as any other material, nonpublic information provided to the Holder on or prior to the date hereof and attaching the form of this Agreement (collectively with all exhibits attached thereto, the “6-K Filing”).  From and after the issuance of the 6-K Filing, the Holder shall not be in possession of any material, nonpublic information received from the Company or any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents, that is not disclosed in the 6-K Filing.  The Company shall not, and shall cause its officers, directors, employees, affiliates and agents, not to, provide the Holder with any material, nonpublic information regarding the Company from and after the filing of the 6-K Filing without the express written consent of the Holder.  To the extent that the Company delivers any material, non-public information to the Holder without the Holder’s express prior written consent, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agent with respect to, or a duty to the to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agent or not to trade on the basis of, such material, non-public information.  Without the prior written consent of the Holder, the Company shall not disclose the name of the Holder in any filing, announcement, release or otherwise, unless such disclosure is required by law or regulation.  In addition, effective upon the filing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate and be of no further force or effect.  The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in securities of the Company.

6.                                      Fees.  The Company shall promptly reimburse Latham & Watkins, LLP (counsel to the lead investor), on demand, for all reasonable, documented costs and expenses incurred by it in connection with preparing and delivering this Agreement (including, without limitation, all reasonable, documented legal fees and disbursements in connection therewith, and due diligence in connection with the transactions contemplated thereby) in an aggregate amount not to exceed $20,000.

7.                                      Holding Period.  For the purposes of Rule 144, the Company acknowledges that, after giving effect to the terms and conditions of this Agreement, including, without limitation, the Waivers hereunder, (a) the holding period of the Conversion Shares issuable upon conversion of the Notes may still be tacked onto the holding period of the Notes, (b) the holding period of the Notes still commenced on November 17, 2017; and (c) neither this Agreement, nor the Waivers granted hereunder, have any adverse effect on the Company’s determination that the Notes and the Conversion Shares satisfy the minimum holding period requirements of Rule

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144(b)(3) of the Securities Act of 1933, as amended, as of the date hereof for resales by the Holder of the Notes and the Conversion Shares pursuant to Rule 144 and the Company agrees not to take a position contrary to this Section 6.  The Company acknowledges and agrees that (assuming the Holder is not an affiliate of the Company) (i) the Note and the Conversion Shares are, as of the date hereof, eligible to be resold pursuant to Rule 144, (ii) the Company is not aware of any event reasonably likely to occur that would reasonably be expected to result in the Conversion Shares becoming ineligible to be resold by the Holder pursuant to Rule 144 and (iii) in connection with any resale of Conversion Shares pursuant to Rule 144, the Holder shall solely be required to provide reasonable assurances that such Conversion Shares are eligible for resale, assignment or transfer under Rule 144, which shall not include an opinion of the Holder’s counsel.  The Company shall be responsible for any transfer agent fees or DTC fees or legal fees of the Company’s counsel with respect to the removal of legends, if any, or issuance of Conversion Shares in accordance herewith.

8.                                      Miscellaneous Provisions.

(a)                           Section 9 of the Securities Purchase Agreements (as amended hereby) is hereby incorporated by reference herein, mutatis mutandis.

(b)                                 Except as expressly set forth in this Agreement, the Notes remain unmodified, and the Notes shall continue in full force and effect in accordance with their terms.  From the date hereof, all references to the Notes shall be deemed to be references to the Notes taken together with this Agreement.

(c)                                  This Agreement, together with the Notes, constitute the full and entire agreement between the parties with regard to the subjects hereof and may not be further waived or modified except in accordance with the provisions of Section 17 of the Notes.

[The remainder of the page is intentionally left blank]

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IN WITNESS WHEREOF, the Holder and the Company have executed this Agreement as of the date set forth on the first page of this Agreement.

HOLDER NAME REDACTED

By:	“signed”
	Name:	REDACTED
	Title:	REDACTED

Outstanding Principal of Existing Note:

[Signature Page to Waiver Agreement]

NEOVASC INC.

By:	“signed”
Name: Chris Clark
Title: Chief Financial Officer

[Signature Page to Waiver Agreement]

ANNEX A

Form of Lockup and Leak-Out Agreement

[TO BE INSERTED]

DOCUMENT 4

[HOLDER]

[HOLDER ADDRESS]

Attn: [ • ]

Dear Sirs:

This agreement (the “Lockup and Leak-Out Agreement”) is being delivered to you in connection with that certain Waiver Agreement (the “Waiver Agreement”), dated the date hereof, by and among Neovasc Inc., a corporation incorporated and domiciled under the federal laws of Canada, having its principal office at Suite 5138—13566 Maycrest Way, Richmond, British Columbia, Canada, V6V 2J7 (the “Company”) and [Holder].

Reference is hereby made to that certain Securities Purchase Agreement, dated as of November 9, 2017 (the “Securities Purchase Agreement”), by and among the Company and each of the investors listed on the Schedule of Buyers (each, individually, a “Buyer” and, collectively, the “Buyers”) annexed thereto.  Pursuant to the Securities Purchase Agreement, the Company issued to each of the Buyers, including the undersigned (the “Holder”), among other things, certain senior secured convertible notes, each convertible into Common Shares (as defined in the Securities Purchase Agreement), in accordance with the terms thereof (the “Notes”).

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Securities Purchase Agreement and the Notes.

For good and valuable consideration and subject to the condition precedent described below, Holder and the Company hereby agree as follows:

Lock-Up Agreement

Provided that the Company effects a reverse stock split prior to December 31, 2018 (the “Share Combination Event Deadline”), the Holder hereby covenants and agrees that it shall not, directly or indirectly, sell, transfer or otherwise dispose of any Common Shares (whether by short sale or otherwise) or enter into any hedging, derivative, or other transaction (whether a total return swap, purchase of put options, sale of call options or otherwise) which has an economic effect equivalent to a sale or disposition of Common Shares or otherwise transferring the economic consequences of ownership of Common Shares during the twenty (20) consecutive Trading Day (as defined below) period ending on and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after the Share Combination Event Date (as defined below) with respect to such reverse stock split (the “Lock-Up Period” and such date on which the Lock-Up Period expires, the “Lock-Up End Date”); provided, however, that if the Company does not publicly announce the effective date of such Share Combination Event prior to the fifth (5th) Trading Day preceding the effective date thereof, then the starting date of the Lock-Up Period shall be deferred until such public announcement is made and the Lock-Up Period shall be shortened such that the Lock-Up End Date does not change. Notwithstanding the foregoing, the Holder shall be permitted during the Lock-Up Period to sell or otherwise dispose of Common Shares at a price in excess of the lower of (A) $0.0365 per share, as such price per share is proportionately adjusted for any Share Combination Event, or (B) 150% of the Alternate Conversion Price (as defined in the Notes) in effect at the time of such sale.

Leak-Out Agreement

During the period commencing on the Lock-Up End Date and ending on, and including, the later of November 30, 2018 or the fifteenth (15th) Trading Day following the Lock-Up End Date, neither Holder nor any of its Trading Affiliates (as defined below), collectively, shall sell, directly or indirectly, Common Shares on any Trading Day, in an amount in excess of 15% of the daily average composite trading volume of the Common Shares as reported by Bloomberg, LP on such Trading Day. Notwithstanding the foregoing, any sales of Common Shares by the Holder or any of its Trading Affiliates at a price in excess of the lower of (A) $0.0365 per share, as such price per share is proportionately adjusted for any Share Combination Event, or (B) 150% of the Alternate Conversion Price (as defined in the Notes) in effect at the time of such sale shall not be included in determining whether the collective sales on any given Trading Day exceed 15% of the daily average composite trading volume.

Conditions Precedent to Effectiveness of this Lockup and Leak-Out Agreement; Termination

The provisions of this Lockup and Leak-Out Agreement shall only be effective and binding on the parties hereto if all Buyers, prior to the 6th Trading Day preceding a Share Combination Event Date and within two (2) Trading Days prior to or following the execution of this Lockup and Leak-Out Agreement by the Holder, execute a lockup and leak-out agreement containing provisions substantially similar to the provisions of this Lockup and Leak-Out Agreement.

Notwithstanding anything to the contrary contained herein, if the Company does not effect a reverse stock split on or prior to 4:00 P.M. (New York City time) on the Share Combination Event Deadline, this Lockup and Leak-Out Agreement shall automatically terminate in its entirety at such time.

Notwithstanding anything to the contrary contained herein, this Lockup and Leak-Out Agreement shall automatically terminate in its entirety upon an Event of Default under the Notes or the occurrence of any event that would constitute an Event of Default under the Notes with the passage of time.

Definitions

For the purpose of this Lockup and Leak-Out Agreement, the following definitions shall apply:

“Affiliate” means, with respect to any specified Person, (x) any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including, without limitation, any partner, officer, director, member of such Person and any fund now or hereafter existing that is controlled by or under common control with one or more general partners or managing members of, or shares the same management company with, such Person or (y) if such Person is a natural person, such Person’s spouse, lineal descendant (including any adopted child or adopted grandchild) or other family member, or a custodian or trustee of any trust, partnership or limited liability company for the benefit of, in whole or in part, or the ownership interests of which are, directly or indirectly, controlled by, such Person or any other member or members of such Person’s family.

“Principal Market” means the Nasdaq Capital Market (or its successor).

“Share Combination Event” means, at any time and from time to time on or after the Subscription Date, any share split, reverse stock split, share dividend, share combination recapitalization or other similar transaction involving the Common Shares.

“Share Combination Event Date” means the date of a Share Combination Event.

“Subscription Date” means November 9, 2017.

“Trading Affiliates” means the Holder or any Affiliate thereof which (x) has knowledge of the Transactions, (y) has or shares discretion relating to such Holder’s investments or trading or information concerning the Holder’s investments, including in respect of the Restricted Securities, or (z) is subject to the Holder’s review or input concerning such Affiliate’s investments or trading.

“Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Shares, any day on which the Common Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided, that “Trading Day” shall not include any day on which the Common Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Common Shares, any day on which the Principal Market (or any successor thereto) is open for trading of securities.

Miscellaneous

Notwithstanding anything herein to the contrary, on or after the date hereof, Holder may, directly or indirectly, sell or transfer all, or any part, of the Common Shares (or any securities convertible or exercisable into Common Shares, as applicable) to any Person (an “Assignee”) without complying with (or otherwise limited by) the restrictions set forth in this Lockup and Leak-Out Agreement; provided, that as a condition to any such sale or transfer an authorized signatory of the Company and such Assignee duly execute and deliver to the Company a lockup and leak-out agreement in the form of this Lockup and Leak-Out Agreement with respect to such transferred Common Shares (or such securities convertible or exercisable into Common Shares, as applicable) (an “Assignee Agreement”) and sales of Common Shares by Holder and its Affiliates and all Assignees shall be aggregated for all purposes of this Lockup and Leak-Out Agreement and all Assignee Agreements.

The Company further represents and warrants as of the date hereof and covenants and agrees from and after the date hereof that none of the terms offered to any other Buyers with respect to any consent, release, amendment, settlement or waiver of the terms, conditions or transactions herein or in any agreement with any other Buyers related to the subject matter hereof, is or will be more favorable to such Person than those set forth in this Lockup and Leak-Out Agreement or provided to any Person unless the provisions of this paragraph are complied with. If, and whenever on or after the date hereof, the Company desires to provide terms which might affect any of the actions prohibited in the immediately preceding sentence, then (x) the Company shall provide Holder with notice thereof at least two (2) business days prior to such date and (y) upon the consummation thereof, the terms and conditions of this Lockup and Leak-Out Agreement shall be, without any further action by Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be); provided, that upon written notice to the Company at any time prior to the expiration of such two (2) business day period Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this Lockup and Leak-Out Agreement shall continue to apply to Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to Holder.

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Lockup and Leak-Out Agreement must be in writing.

This Lockup and Leak-Out Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, letters and understandings relating to the subject matter hereof and are fully binding on the parties hereto.

This Lockup and Leak-Out Agreement may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. This Lockup and Leak-Out Agreement may be executed and accepted by facsimile or PDF signature and any such signature shall be of the same force and effect as an original signature.

The terms of this Lockup and Leak-Out Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

This Lockup and Leak-Out Agreement may not be amended or modified except in writing signed by each of the parties hereto.

All questions concerning the construction, validity, enforcement and interpretation of this Lockup and Leak-Out Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection with or arising out of this letter agreement or any transaction contemplated hereby.

Each party hereto acknowledges that, in view of the uniqueness of the transactions contemplated by this letter agreement, the other parties hereto would not have an adequate remedy at law for money damages in the event that this Lockup and Leak-Out Agreement has not been performed in accordance with its terms, and therefore agrees that such other parties shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

The obligations of Holder under this Lockup and Leak-Out Agreement are several and not joint with the obligations of any other Buyers under any other agreement, and Holder shall not be responsible in any way for the performance of the obligations of any Buyers under any such other agreement.  Nothing contained herein or in this Lockup and Leak-Out Agreement, and no action taken by Holder pursuant hereto, shall be deemed to constitute Holder and other Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Holder and the other Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Lockup and Leak-Out Agreement and the Company acknowledges that Holder and the other Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Lockup and Leak-Out Agreement or any other agreement.  The Company and Holder confirms that Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors.  Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Lockup and Leak-Out Agreement, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

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[SIGNATURE PAGE TO LOCKUP AND LEAK-OUT AGREEMENT]

Agreed to and Acknowledged:

“Company”

Neovasc, Inc.

By:
Name: [ • ]
Title: [ • ]

“Holder”

[ • ]

By:
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date:	September 12, 2018	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer